**STARFIELD** RESOURCES INC.   **NEWS RELEASE**

STARFIELD RESOURCES INC. ANNOUNCES TSX DELISTING REVIEW

TORONTO, Ontario – January 29, 2013 – Starfield Resources Inc. ("Starfield" or the **"Company") (TSX: SRU)** today announced the Toronto Stock Exchange ("TSX") has informed the Company that it is reviewing the eligibility for continued listing of Starfield's common shares on the TSX.

The Company is being reviewed under the TSX's Remedial Review Process and has been granted 60 days to comply with all requirements for continued listing. If the Company is unable to demonstrate on or before March 21, 2013 that it meets all TSX requirements for continued listing, the Company's securities will be delisted 30 days from such date.

At this time, Starfield intends to defend its listing and is working with the TSX to address the deficiencies in meeting ongoing listing requirements and will concurrently review listing requirements on the TSX Venture Exchange or NEX.

The Company is also continuing its engagement with PricewaterhouseCoopers Inc. ("PwC") to assist management and the board of directors of Starfield in assessing its strategic options. PwC has undertaken a global effort to showcase the Company's mineral assets and solicit the interest of potential buyers and/or investors. The deadline for submission of expressions of interest to acquire the assets or complete an investment has been extended to February 8, 2013. The contact at PwC, Clark Lonergan can be reached at 416-814-5835 or clark.lonergan@ca.pwc.com.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-coppercobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on) and the Superior copper project in California with two significant copper prospects, one of which has a historical copper resource.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements including delisting on the TSX, listing opportunities on the TSX Venture Exchange or NEX and the outcome of the assessment of strategic options. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the ability to meet TSX listing requirements within the specified time frame, success of completing any strategic option, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change except where required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Philip S. Martin
President and CEO
416-860-0400 ext 222
pmartin@starfieldres.com

Wayne Fraser
Interim Chief Financial Officer
416-860-0400
wfraser@starfieldres.com

www.starfieldres.com

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